Stuart Schreiber
P.O. Box 354
Del Mar, CA 92014
858.243.1003
Dmstu1@aol.com

Via Fax &  Email

June 9, 2009

The Small Business Company
1380 Willow St.
San Diego, CA 92106
Attn: Dave Larson, President, CEO & Chairman

Dear Dave:

Because of personal commitments I must resign my Board seat effective immediately. Thank you for the opportunity to serve and I wish the Company tremendous success.

Cordially,

/s/ Stuart Schreiber

cc:	Terry Ostrowiak Peter Barca Tad Mailander